Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2012 (1)	2013 (1)
Net income	$147	$147
Equity in earnings of unconsolidated affiliates, net of distributions	2	4
Income taxes	72	86
Capitalized interest	(1)	(2)
	220	235

Fixed charges, as defined:

Interest	147	133
Capitalized interest	1	2
Interest component of rentals charged to operating expense	2	3
Total fixed charges	150	138

Earnings, as defined	$370	$373

Ratio of earnings to fixed charges	2.47	2.70
_______________

(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2012 and 2013 is interest income of $7 million and less than $1 million, respectively. which is included in income tax expense.